April 17, 2019 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission	99 Bishopsgate
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Milan

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Gregory Dundas Kathleen Krebs Joseph Cascarano Robert Littlepage

Re:	HeadHunter Group PLC Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-224065) Filed on March 18, 2019 CIK No. 0001721181

Ladies and Gentlemen:

On behalf of HeadHunter Group PLC (the “Company,” together with its subsidiaries, the “Group”), set forth below are the Company’s responses to the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 filed with the Commission on April 2, 2018 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on March 18, 2019 (“Amendment No. 1”). The purpose of this letter is to respond to the comment letter to Amendment No. 1 received on April 15, 2019 from the Staff.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in Amendment No. 1, and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Financial Statements

Note 19. Capital and reserves

(c) Share premium, page F-39

1.	Please explain to us the nature and purpose of the reduction in the Group’s share premium and tell us your basis in the accounting literature for recording the reduction as an offset

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

April 17, 2019

against retained earnings. In addition, tell us how you considered reporting the increase to retained earnings in a separate line item outside of retained earnings, given that this amount does not represent an accumulation of historical earnings.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company was incorporated on May 28, 2014 as an investment vehicle of investment funds affiliated with Elbrus Capital Private Equity Fund and Goldman Sachs ESSG. On February 24, 2016, the Company acquired 100% ownership interest in Headhunter FSU Limited, collectively with its subsidiaries referred to as “HeadHunter,” from Mail.Ru Group Limited for a cash consideration of ~~P~~10,129,072 thousand. This acquisition was funded by an issue of ordinary shares on February 24, 2016 to existing shareholders in exchange for contribution of ~~P~~5,000,000 thousand in cash and a bank loan facility of ~~P~~5,000,000 thousand obtained by the Company from the VTB Bank (PJSC) (see Note 21(a) to the Company’s consolidated financial statements). The shareholders’ contribution of ~~P~~5,000,000 thousand was allocated as ~~P~~8,500 thousand to share capital and ~~P~~4,991,500 thousand to share premium.

On October 5, 2017, the Company entered into a supplemental agreement with VTB Bank (PJSC) to increase the amount of its bank loan facility from ~~P~~5,000,000 thousand to ~~P~~7,000,000 thousand, in light of the Company’s shareholders’ decision to increase the financial leverage of their investment by receiving ~~P~~2,000,000 thousand out of their initial contribution of ~~P~~5,000,000 thousand back from the Company, financed through the ~~P~~2,000,000 thousand increase in debt.

Additionally, on March 29, 2017, the Company completed the sale of its wholly owned subsidiary, CV Keskus OU, through which the Company conducted operations in its Estonia, Latvia and Lithuania segment (its “Estonia, Latvia and Lithuania operations”) for a cash consideration of €12.9 million to Ringier Axel Springer Media AG as part of the Company’s strategy to focus on its core markets. The Company also generated net income from its business operations, so that its bank loan facility agreement allowed the Company to distribute ~~P~~464,968 thousand of that income to its shareholders.

Accordingly, in the Successor 2016 Period and the Successor 2017 Period, the Company loaned a total of ~~P~~2,464,968 thousand and €12.9 million to its shareholders (see “Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders” in Amendment No. 1), funded by (a) a ~~P~~2,000,000 thousand loan obtained from VTB Bank (PJSC) in October 2017, (b) the proceeds of €12.9 million from the Company’s divestment of its operations in Estonia, Latvia and Lithuania in March 2017 and (c) the Company’s retained earnings, resulting in a total transfer of ~~P~~3,375,197 thousand to the Company’s shareholders. The Company and its shareholders considered reducing the share premium of the Company and/or to declare dividends in the near future after issuing these loans and once these resolutions are legally formalized, plan to set off the loans with the Company’s indebtedness.

The Companies Law of Cyprus, Cap 113:

Section 55.1:

Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called “the share premium account,” and the provisions of this Law relating to the reduction of the share capital of a company shall, except as provided in this section, apply as if the share premium account were paid up share capital of the company.

Section 64.1:

Subject to confirmation by the Court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles, by special resolution notified to the registrar of companies and published pursuant to section 365A reduce its share capital in any way […].

The process of reducing the Company’s share capital and/or share premium also includes obtaining creditors’ consents, which can take two to three months. The reduction of share capital becomes effective upon registration of the special resolution and the court order by the Registrar of Companies of Cyprus.

April 17, 2019

On December 12, 2017, the Company’s shareholders resolved, by a special resolution, to reduce the share premium of the Company by ~~P~~3,422,874 thousand, and on January 29, 2018, a court order of the District Court of Nicosia ratified this reduction. The reduction became effective upon its registration with the Registrar of Companies of Cyprus on February 16, 2018, and on March 6, 2018, the Company’s board of directors resolved to set off such amount by ~~P~~3,422,874 thousand, which represented substantially all of the debt owed to the Company by the shareholders as a result of the loans described above (see “Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders” in Amendment No. 1).

IFRS Conceptual Framework for Financial Reporting:

Paragraph 4.4:

“(a) An asset is a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity. […]”.

Paragraph 4.6:

“In assessing whether an item meets the definition of an asset, liability or equity, attention needs to be given to its underlying substance and economic reality and not merely its legal form. […]”.

Paragraph 4.25 (a):

“Income is increases in economic benefits during the accounting period in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants.”

In the course of preparing its financial statements for the year ended December 31, 2017, the Company determined that the loans issued to its shareholders as described above do not meet the definition of an asset in accordance with the IFRS Conceptual Framework Paragraph 4.4, as the future economic benefits are not expected to flow to the Company because its shareholders’ intention was to set off the loans against their contributions or any proposed dividend, rather than to repay the loans, and that the economic substance of such loans is a shareholder distribution. In the course of the Company’s assessment, it also considered that on December 12, 2017, the Company’s shareholders resolved by a special resolution to reduce the Company’s share premium by ~~P~~3,422,874 thousand subject to ratification by the Court.

Accordingly, the Company recorded the issuance of the loans described above as a shareholder distribution, resulting in the ~~P~~3,375,197 thousand decrease in the Company’s retained earnings account in the year ended December 31, 2017 (see Note 19(d) to the Company’s consolidated financial statements and the Company’s Consolidated Statement of Changes in Equity for the year ended December 31, 2017). Also, in accordance with the IFRS Conceptual Framework Paragraph 4.25(a), the Company did not recognize the interest income of ~~P~~47,677 thousand that had accrued on the loans under the terms of the loan agreements in the Company’s Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for the year ended December 31, 2017, as the future economic benefits were not expected to flow to the Company because the interest receivable would be set off against the shareholders’ contributions or any proposed dividend.

The Company considered and decided not to record the issuance of the loans as a decrease in its share premium account immediately in its financial statements for the year ended December 31, 2017, as the nature and function of the share premium account is different from its retained earnings account, and the Company believes that its financial statements should reflect the amounts of share premium that are recorded with the Registrar of Companies of Cyprus. If the Company were to record the transfer of ~~P~~3,375,197 thousand to its shareholders as a decrease in its share premium, this would imply that the reduction of the share premium has been finalized in accordance with the Cyprus Companies Law, which was not the case.

April 17, 2019

In the course of preparing the Company’s financial statements for the year ended December 31, 2018, the Company decreased its share premium account by ~~P~~3,422,874 thousand and increased its retained earnings account by the same amount (see Note 19(c) to the Company’s consolidated financial statements and the Company’s Consolidated Statement of Changes in Equity for the year ended December 31, 2018), following the effectiveness of the special resolution on the reduction of the share premium on February 16, 2018, which reflected that the transfer of funds was ultimately legally finalized as a reduction of the Company’s share premium. Such set off between the share premium and retained earnings accounts can be also viewed as separate entries, which result in the same amounts of each equity component as of December 31, 2018: (a) reinstating the loans by increasing the retained earnings and increasing the loans receivable; (b) decreasing the share premium account and increasing the share premium payable to the shareholders to reflect the effectiveness of the share capital reduction resolution; and (c) setting off the loans receivable against the share premium payable in accordance with the Company’s board of directors’ resolution to set off the share premium reduction indebtedness with the loans receivable.

The Company’s treatment of the transfer of funds to its shareholders in the year ended December 31, 2017 by substance, rather than by legal form, resulted in the following movements and balances in the Company’s retained earnings account:

(in thousands of Russian Roubles)	(Accumulated deficit) / Retained earnings
For the Successor Period from February 24, 2016 to December 31, 2016:
Balance as at February 24, 2016	(959)
Net loss for the period	(86,370)

Balance as at December 31, 2016	(87,329)

For the year ended December 31, 2017:
Balance as at January 1, 2017	(87,329)
Adjustment from adoption of IFRS 15	(3,928)

Restated balance as at January 1, 2017	(91,257)
Net income for the year	400,189
Distributions to shareholders (note 19(d))	(3,375,197)

Restated balance as at December 31, 2017	(3,066,265)

For the year ended December 31, 2018:
Balance as at January 1, 2018	(3,066,265)
Adjustment on initial application of IFRS 9	(2,935)

Restated balance as at January 1, 2018	(3,069,200)
Net income for the year	949,307
Reduction of share premium (note 19(c))	3,422,874

Balance as at December 31, 2018	1,302,981

The difference of ~~P~~47,677 thousand between ~~P~~3,375,197 thousand, the amount of shareholder distribution accounted for in the year ended December 31, 2017, and ~~P~~3,422,874 thousand, the amount of share premium reduction accounted for in the year ended December 31, 2018, represents interest income accrued under the terms of the loan agreements and is not recognized in the Company’s Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for the year ended December 31, 2017.

The Company believes that the current presentation is faithful and meaningful to investors because it reflects the economic substance of the transfer of funds to its shareholders in the Successor 2016 Period and the Successor 2017 Period and that the components of equity are presented as of December 31, 2017 and December 31, 2018 in accordance with the Cyprus Companies Law.

April 17, 2019

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David C. Boles

David C. Boles of LATHAM & WATKINS (London) LLP

cc:	Gregory Moiseev, HeadHunter Group PLC
Dmitry Sergienkov, HeadHunter Group PLC
J. David Stewart, Latham & Watkins LLP
Darina Lozovsky, White & Case LLP